AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 3, 2019

FILE NO. 002-86082

FILE NO. 811-03833-01

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☑
Post-Effective Amendment No. 110

AND

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☑
Amendment No. 111

MAINSTAY VP FUNDS TRUST

(exact name of registrant as specified in charter)

51 MADISON AVENUE,

NEW YORK, NEW YORK 10010

(address of principal executive office)

REGISTRANT’S TELEPHONE NUMBER: (212) 576-7000

Copy to:

J. Kevin Gao, Esq. MainStay VP Funds Trust 30 Hudson Street Jersey City, NJ 07302	Thomas C. Bogle, Esq. Corey F. Rose, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006

(NAME AND ADDRESS OF AGENT FOR SERVICE)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933 as amended.

Explanatory Note

This Post-Effective Amendment No. 110 to the Registration Statement on Form N-1A (File No. 002-86082) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding finalized and executed exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 110 consists only of a facing page, this explanatory note, and part C to the registration Statement on Form N-1A. This Post-Effective Amendment No. 110 does not change the form of any prospectus, statement of additional information included in the Post- Effective Amendment previously filed with the Securities and Exchange Commission (the “SEC”).

PART C. OTHER INFORMATION

Item 28.	EXHIBITS

a.	Declaration of Trust

1.	Amended and Restated Declaration of Trust, dated as of August 19, 2016 – Previously filed with Post-Effective Amendment No. 89 as Exhibit (a)(1) on September 12, 2016*

b.	By-Laws

1.	By-Laws of the Registrant dated December 15, 2010, as Amended and Restated June 4, 2015 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (b)(1) on May 2, 2016*

c.	Instruments Defining Rights of Security Holders

1.	See the Declaration of Trust and the By-Laws (see above)

d.	Investment Advisory Contracts

1.	Amended and Restated Management Agreement dated May 1, 2015 between the Registrant and New York Life Investment Management LLC – Previously filed with Post-Effective Amendment No. 80 as Exhibit (d)(1) on May 1, 2015*

a.	Amendment dated January 15, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (d)(1)(a) on May 2, 2016*

b.	Amendment dated May 1, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (d)(1)(b) on May 2, 2016*

c.	Amendment dated July 29, 2016 – Previously filed with Post-Effective Amendment No. 96 as Exhibit (d)(1)(c) on August 10, 2017*

d.	Amendment dated March 13, 2017 – Previously filed with Post-Effective Amendment No. 96 as Exhibit (d)(1)(d) on August 10, 2017*

e.	Amendment dated August 4, 2017 – Previously filed with Post-Effective Amendment No. 96 as Exhibit (d)(1)(e) on August 10, 2017*

f.	Amendment dated May 1, 2018 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (d)(1)(f) on September 10, 2018*

g.	Amendment dated September 10, 2018 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (d)(1)(g) on September 10, 2018*

h.	Amendment dated October 1, 2018 – Previously filed with Post-Effective Amendment No. 103 as Exhibit (d)(1)(h) on November 30, 2018*

i.	Amendment dated November 30, 2018 – Previously filed with Post-Effective Amendment No. 103 as Exhibit (d)(1)(i) on November 30, 2018*

j.	Amendment dated May 1, 2019 - Filed herewith

2.

Subadvisory Agreement between New York Life Investment Management LLC and Epoch Investment Partners, Inc. dated March 31, 2017 – Previously filed as Exhibit (d)(2) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

a.	Amendment dated May 8, 2017 – Previously filed as Exhibit (d)(2) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

b.	Amendment dated February 28, 2019 – Previously filed with Post-Effective Amendment 107 as Exhibit (d)(2)(b) on April 18, 2019*

c.	Amendment dated April 1, 2019 – Previously filed with Post-Effective Amendment No. 107 as Exhibit (d)(2)(c) on April 18, 2019*

d.	Amendment dated May 1, 2019 - Filed herewith

3.	Subadvisory Agreement dated January 1, 2018 between New York Life Investment Management LLC and MacKay Shields LLC – Previously filed with Post-Effective Amendment No. 97 as Exhibit (d)(3) on April 13, 2018*

a.	Amendment dated February 28, 2018 – Previously filed with Post-Effective Amendment No. 97 as Exhibit (d)(3)(a) on April 13, 2018*

b.	Amendment dated May 1, 2018 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (d)(3)(b) on September 10, 2018*

c.	Amendment dated May 22, 2018 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (d)(3)(c) on September 10, 2018*

d.	Amendment dated November 30, 2018 – Previously filed with Post-Effective Amendment No. 103 as Exhibit (d)(3)(d) on November 30, 2018*

e.	Amendment dated February 28, 2019 – Previously filed with Post-Effective Amendment No. 107 as Exhibit (d)(3)(e) on April 18, 2019*

f.	Amendment dated April 1, 2019 – Previously filed with Post-Effective Amendment No. 107 as Exhibit (d)(3)(f) on April 18, 2019*

g.	Amendment dated May 1, 2019 – Filed herewith

h.	Amendment dated June 21, 2019 - Filed herewith

i.	Amendment dated June 28, 2019 - Filed herewith

4.	Subadvisory Agreement dated October 1, 2014 between New York Life Investment Management LLC and Winslow Capital Management LLC – Previously filed with Post-Effective Amendment No. 96 as Exhibit (d)(6) on August 10, 2017*

a.	Amendment dated February 28, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (d)(6)(b) on May 2, 2016*

5.	Subadvisory Agreement dated January 20, 2012 between New York Life Investment Management LLC and Eagle Asset Management, Inc. – Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(9) on April 11, 2012*

6.	Subadvisory Agreement dated May 30, 2017 between New York Life Investment Management LLC and Janus Capital Management LLC – Previously filed with Post-Effective Amendment No. 96 as Exhibit (d)(8) on August 10, 2017*

7.	Subadvisory Agreement dated November 30, 2018 between New York Life Investment Management LLC and BNY Mellon Asset Management North America Corporation – Previously filed with Post-Effective Amendment No. 103 as Exhibit (d)(7) on November 30, 2018*

8.	Subadvisory Agreement dated February 3, 2012 between New York Life Investment Management LLC and Pacific Investment Management Company LLC – Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(12) on April 11, 2012*

9.	Subadvisory Agreement dated February 13, 2012 between New York Life Investment Management LLC and T. Rowe Price Associates, Inc. – Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(13) on April 11, 2012*

a.	Amendment dated October 1, 2018 – Previously filed with Post-Effective Amendment No. 103 as Exhibit (d)(9)(a) on November 30, 2018*

10.	Subadvisory Agreement dated November 30, 2018 between New York Life Investment Management LLC and FIAM LLC – Previously filed with Post-Effective Amendment No. 103 as Exhibit (d)(10) on November 30, 2018*

11.	Subadvisory Agreement dated November 15, 2017 between New York Life Investment Management LLC and Candriam Belgium – Amendment dated February 28, 2018 – Previously filed with Post-Effective Amendment No. 97 as Exhibit (d)(11) on April 13, 2018*

a.	Amendment dated February 28, 2018 – Previously filed with Post-Effective Amendment No. 97 as Exhibit (d)(11)(a) on April 13, 2018*

b.	Amendment dated May 1, 2018 – Previously filed with Post-Effective Amendment No 107 as exhibit (d)(11)(b) on April 18, 2019*

12.	Subadvisory Agreement dated May 1, 2015 between New York Life Investment Management LLC and Cushing Asset Management, LP – Previously filed with Post-Effective Amendment No. 89 as Exhibit (d)(15) on September 12, 2016*

a.	Amendment dated April 5, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (d)(15)(b) on May 2, 2016*

b.	Amendment dated May 1, 2018 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (d)(12)(b) on September 10, 2018*

c.	Amendment dated November 30, 2018 – Previously filed with Post-Effective Amendment No. 103 as Exhibit (d)(12)(c) on November 30, 2018*

13.	Subadvisory Agreement dated May 1, 2014 between New York Life Investment Management LLC and NYL Investors LLC – Previously filed with Post-Effective Amendment No. 80 as Exhibit (d)(17) on May 1, 2015*

a.	Amendment dated May 1, 2015 – Previously filed with Post-Effective Amendment No. 89 as Exhibit (d)(16)(a) on September 12, 2016*

b.	Amendment dated May 1, 2017 – Previously filed with Post-Effective Amendment No. 96 as Exhibit (d)(16)(b) on August 10, 2017*

14.	Subadvisory Agreement dated September 10, 2018 between New York Life Investment Management LLC and IndexIQ Advisors LLC – Previously filed with Post-Effective Amendment No. 101 as Exhibit (d)(15) on September 10, 2018*

e.	Underwriting Contracts

1.	Amended and Restated Distribution and Service Agreement dated May 1, 2016 (Service and Service 2) – Previously filed with Post-Effective Amendment No. 88 as Exhibit (e)(1) on May 2, 2016*

f.	Not Applicable

g.	Custodian Agreements

1.	Amended and Restated Master Custodian Agreement with State Street Bank and Trust Company dated January 1, 2011 – Previously filed with Post Effective Amendment No. 9 as Exhibit (g)(1) to MainStay Funds Trust’s Registration Statement on February 28, 2011*

a.	First Amendment dated April 29, 2011 to the Amended and Restated Master Custodian Agreement– Previously filed with Post Effective Amendment No. 56 as Exhibit (g)(1)(a) on April 29, 2011*

b.	Amendment dated October 21, 2013 – Previously filed as Exhibit (g)(1)(a) to Post-Effective Amendment No. 73 to MainStay Funds Trust’s Registration Statement on February 27, 2015.*

c.	Amendment to Custodian Agreement dated June 18, 2015 – Previously filed as Exhibit (g)(1)(b) to Post-Effective Amendment No. 85 to MainStay Funds Trust’s Registration Statement on August 28, 2015.*

d.	Amendment dated December 22, 2015 – Previously filed as Exhibit (g)(1)(c) to Post-Effective Amendment No. 89 to MainStay Funds Trust’s Registration Statement on February 26, 2016.*

e.	Amendment dated February 29, 2016 (Retirement 2060) – Previously filed as Exhibit (g)(1)(d) to Post-Effective Amendment No. 94 to MainStay Funds Trust’s Registration Statement on June 20, 2016.*

f.	Amendment dated February 29, 2016 (Appendix) – Previously filed as Exhibit (g)(1)(e) to Post-Effective Amendment No. 94 to MainStay Funds Trust’s Registration Statement on June 20, 2016.*

g.	Amendments dated May 1, 2016 (VP US Small Cap & Small Cap Core) – Previously filed with Post-Effective Amendment No. 88 as Exhibit (g)(1)(g) on May 2, 2016*

h.	Amendment dated June 16, 2016 to the Master Custodian Agreement (appendix) – Previously filed as Exhibit (g)(1)(h) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016*

i.	Amendment dated June 17, 2016 to the Master Custodian Agreement (appendix) – Previously filed as Exhibit (g)(1)(i) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016*

j.	Amendment dated June 30, 2016 to the Master Custodian Agreement – Previously filed as Exhibit (g)(1)(j) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016*

k.	Amendment dated October 15, 2016 to the Master Custodian Agreement – Previously filed as Exhibit (g)(1)(k) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

l.	Amendment dated March 13, 2017 to the Master Custodian Agreement – Previously filed as Exhibit (g)(1)(l) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

m.	Amendment dated May 5, 2017 to the Master Custodian Agreement – Previously filed as Exhibit (g)(1)(m) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

n.	Amendment dated August 30, 2017 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (g)(1)(n) on September 10, 2018*

o.	Amendment dated November 15, 2017 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (g)(1)(o) on September 10, 2018*

p.	Amendments dated February 28, 2018, May 22, 2018, July 2, 2018, September 10, 2018 and November 30, 2018 – Previously filed with Post-Effective Amendment No. 103 as Exhibit (g)(1)(p) on November 30, 2018*

q.	Amendment dated February 28, 2019 – Previously filed with Post-Effective No. 107 as Exhibit (g)(1)(q) on April 18, 2019*

r.	Amendment dated April 1, 2019 – Filed herewith

s.	Amendment dated May 1, 2019 – Filed herewith

t.	Amendment dated June 5, 2019 – Filed herewith

u.	Letter Amendment dated June 5, 2019 – Filed herewith

2.	Amended and Restated Master Delegation Agreement with State Street Bank and Trust Company dated January 1, 2011 – Previously filed with Post Effective Amendment No. 9 as Exhibit (g)(2) to MainStay Funds Trust’s Registration Statement on February 28, 2011*

a.	First Amendment dated April 29, 2011 to the Amended and Restated Master Delegation Agreement – Previously filed with Post-Effective No. 56 as Exhibit (g)(2)(a) on April 29, 2011*

b.	Amendment dated October 21, 2013 – Previously filed as Exhibit (g)(2)(a) to Post-Effective Amendment No. to MainStay Funds Trust’s Registration Statement on February 27, 2015.*

c.	Amendment to Delegation Agreement dated June 18, 2015 – Previously filed as Exhibit (g)(2)(b) to Post-Effective Amendment No. 85 to MainStay Funds Trust’s Registration Statement on August 28, 2015.*

d.	Amendment dated February 29, 2016 (Retirement 2060) – Previously filed as Exhibit (g)(2)(c) to Post-Effective Amendment No. 94 to MainStay Funds Trust’s Registration Statement on June 20, 2016.*

e.	Amendment dated February 29, 2016 (Appendix) – Previously filed as Exhibit (g)(2)(d) to Post-Effective Amendment No. 94 to MainStay Funds Trust’s Registration Statement on June 20, 2016.*

f.	Amendments dated May 1, 2016 (VP US Small Cap & Small Cap Core) – Previously filed with Post-Effective Amendment No. 88 as Exhibit (g)(2)(f) on May 2, 2016*

g.	Amendment dated June 16, 2016 to the Master Delegation Agreement (appendix) – Previously filed as Exhibit (g)(2)(g) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016*

h.	Amendment dated June 17, 2016 to the Master Delegation Agreement (appendix) – Previously filed as Exhibit (g)(2)(h) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016*

i.	Amendment dated June 30, 2016 to the Master Delegation Agreement – Previously filed as Exhibit (g)(2)(i) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016*

j.	Amendment dated October 15, 2016 to the Master Delegation Agreement – Previously filed as Exhibit (g)(2)(j) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

k.	Amendment dated March 13, 2017 to the Master Delegation Agreement - Previously filed as Exhibit (g)(2)(k) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

l.	Amendment dated May 5, 2017 to the Master Delegation Agreement – Previously filed as Exhibit (g)(2)(l) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

m.	Amendment dated August 30, 2017 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (g)(2)(m) on September 10, 2018*

n.	Amendment dated November 15, 2017 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (g)(2)(n) on September 10, 2018*

o.	Amendments dated February 28, 2018, May 22, 2018, July 2, 2018, September 10, 2018 and November 30, 2018 – Previously filed with Post-Effective Amendment No. 103 as Exhibit (g)(2)(o) on November 30, 2018*

p.	Amendment dated February 28, 2019 – Previously filed with Post Effective Amendment No. 107 as Exhibit (g)(2)(p) on April 18, 2019*

q.	Amendment dated April 1, 2019 – Filed herewith

r.	Amendment dated May 1, 2019 – Filed herewith

s.	Amendment dated June 5, 2019 – Filed herewith

t.	Letter Amendment dated June 5, 2019 – Filed herewith

h.	Other Material Contracts

1.	Amended and Restated Fund Participation Agreement between and among New York Life Insurance and Annuity Corporation, MainStay VP Series Fund, Inc. and New York Life Investment Management LLC dated June 30, 2010 – Previously filed with Post-Effective Amendment No. 56 as Exhibit (h)(1) on April 29, 2011*

a.	Assignment and Amendment dated April 29, 2011 – Previously filed with Post-Effective Amendment No. 56 as Exhibit (h)(1)(a) on April 29, 2011*

b.	Addendum dated February 17, 2012 – Previously filed with Post-Effective Amendment No. 66 as Exhibit (h)(1)(b) on April 11, 2012*

c.	Amendment dated January 15, 2016 – Previously filed with Post-Effective Amendment No. 89 as Exhibit (h)(1)(c) on September 12, 2016*

d.	Amendment dated May 1, 2016 – Previously filed with Post-Effective Amendment No. 89 as Exhibit (h)(1)(d) on September 12, 2016*

2.	Form of Stock License Agreement relating to the use of the New York Life name and service marks – Previously filed as Exhibit (h)(2) to Post-Effective Amendment No. 28 as Exhibit (h)(2) filed on April 14, 2000*

3.	Master Administration Agreement between MainStay VP Series Fund, Inc. and New York Life Insurance and Annuity Corporation – Previously filed with Post-Effective Amendment No. 30 as Exhibit (h)(3) filed on April 13, 2001*

a.	Form of Substitution Agreement substituting NYLIM for NYLIAC – Previously filed with Post-Effective Amendment No. 30 as Exhibit (h)(3)(a) filed on April 13, 2001*

b.	Administration Agreement Supplements – Previously filed with Post-Effective Amendment No. 41 as Exhibit (4)(4) filed on April 5, 2005*

4.	Amended and Restated Expense Limitation Agreement dated May 1, 2019 - Filed herewith

5.	Notice of Contractual Fee Waiver dated May 1, 2015 (Janus and Eagle) – Previously filed with Post-Effective Amendment No. 80 as Exhibit (h)(5) on May 1, 2015*

6.	Notice of Contractual Fee Waiver dated February 29, 2016 (Large Cap Growth) – Previously filed with Post-Effective Amendment No. 88 as Exhibit (h)(6) on May 2, 2016*

7.	Amended and Restated Transfer Agency and Service Agreement with NYLIM Service Company LLC dated October 1, 2008 – Previously filed with Pre-Effective Amendment No. 2 to MainStay Funds Trust’s Registration Statement on October 30, 2009.*

a.	Amendment dated April 11, 2016 to the Amended and Restated Transfer Agency Agreement dated October 1, 2008 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (h)(7)(a) on May 2, 2016*

b.	Amendment dated June 30, 2016 – Previously filed as Exhibit (h)(1)(a)(xi) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016*

c.	Amendment dated March 13, 2017 – Previously filed as Exhibit (h)(1)(a)(xii) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

d.	Amendment dated April 11, 2017 – Previously filed as Exhibit (h)(1)(a)(xiii) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

e.	Amendment dated May 8, 2017 – Previously filed as Exhibit (h)(1)(a)(xiv) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

f.	Amendment dated November 15, 2017 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (h)(7)(f) on September 10, 2018*

g.	Amendment dated February 28, 2018 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (h)(7)(g) on September 10, 2018*

h.	Amendment dated May 22, 2018 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (h)(7)(h) on September 10, 2018*

i.	Amendment dated July 2, 2018 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (h)(7)(i) on September 10, 2018*

j.	Amendment dated November 30, 2018 – Previously filed with Post-Effective Amendment No. 103 as Exhibit (h)(7)(j) on November 30, 2018*

k.	Amendment dated February 28, 2019 – Previously filed with Post-Effective Amendment No. 107 as exhibit (h)(7)(k) on April 18, 2019*

l.	Amendment dated April 1, 2019 – Previously filed with Post-Effective Amendment No. 107 as Exhibit (h)(7)(l) on April 18, 2019*

m.	Amendment dated June 14, 2019 – Filed herewith

8.	Fund Participation Agreement dated May 1, 2016 with Nationwide – Previously filed with Post-Effective Amendment No. 88 as Exhibit (h)(8) on May 2, 2016*

9.	Shareholder Services Plan for Service 2 Class adopted December 2015 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (h)(9) on May 2, 2016*

10.	Appointment of Agent for Service (VP Cayman Sub) – Previously filed with Post-Effective Amendment No. 89 as Exhibit (h)(10) on September 12, 2016*

11.	Fund Participation Agreement dated May 1, 2017 with Jefferson National – Previously filed with Post-Effective Amendment No. 96 as Exhibit (h)(11) on August 10, 2017*

i.	Legal Opinions

1.	Not applicable

j.	Other Opinions

1.	Not applicable

k.	Not applicable

l.	Not applicable

m.	Rule 12b-1 Plan

1.	12b-1 Distribution and Service Plan for Service Class dated January 15, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (m)(1) on May 2, 2016*

2.	12b-1 Distribution and Service Plan for Service 2 Class dated May 1, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (m)(2) on May 2, 2016*

n.	Rule 18f-3 Plans

1.	Amended 18f-3 Plan dated May 1, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (n)(1) on May 2, 2016*

o.	Reserved

p.	Codes of Ethics

1.	Code of Ethics of the Registrant dated September 2016 – Previously filed with Post-Effective Amendment No. 100 as Exhibit (p)(1) on June 26, 2018*

2.	New York Life Investment Management Holdings LLC’s Code of Ethics dated May 2018 – Previously filed with Post-Effective Amendment No. 100 as Exhibit (p)(2) on June 26, 2018*

3.	Reserved

4.	Nuveen Investments Inc.’s (Winslow) Code of Ethics dated September 2016 – Previously filed with Post-Effective Amendment No. 96 as Exhibit (p)(4) on August 10, 2017*

5.	Epoch Investment Partners, Inc.’s Code of Ethics dated October 2016 – Previously filed as Exhibit (p)(3) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

6.	Eagle Asset Management, Inc.’s Code of Ethics dated December 2016 – Previously filed with Post-Effective Amendment No. 96 as Exhibit (p)(6) on August 10, 2017*

7.	Janus Capital Management LLC’s Code of Ethics dated February 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (p)(7) on May 2, 2016*

8.	MacKay Shields LLC’s Code of Ethics dated July 2014 – Previously filed with Post-Effective Amendment No. 79 as Exhibit (p)(9) on April 14, 2015*

9.	BNY Mellon Code of Conduct dated January 2018 – Previously filed with Post-Effective Amendment No. 104 as Exhibit (p)(9) on December 6, 2018*

10.	Pacific Investment Management Company LLC’s Code of Ethics dated August 2016 – Previously filed with Post-Effective Amendment No. 96 as Exhibit (p)(10) on August 10, 2017*

11.	T. Rowe Price Associates, Inc.’s Code of Ethics dated March 2017 – Previously filed with Post-Effective Amendment No. 96 as Exhibit (p)(11) on August 10, 2017*

12.	Fidelity 2019 Code of Ethics – Previously filed with Post-Effective Amendment No. 107 as Exhibit (p)(12) on April 18, 2019*

13.	Candriam Belgium’s Code of Ethics dated February 2015 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (p)(14) on May 2, 2016*

14.	Cushing Asset Management, L.P. Code of Ethics July 2017 – Previously filed as Exhibit (p)(6) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

Other Exhibits:

1.	Powers of Attorney – Previously filed with Post-Effective Amendment No. 55 as Exhibit “Other” filed on April 14, 2011*

2.	Powers of Attorney – Previously filed with Post-Effective Amendment No. 85 as Exhibit “Other” filed on February 12, 2016*

3.	Powers of Attorney (Blunt, Chow & Perold) – Previously filed with Post-Effective Amendment No. 86 as Exhibit “Other” filed on March 1, 2016*

4.	Power of Attorney (Hung) – Previously filed with Post-Effective Amendment No. 90 as Exhibit “Other” filed on January 30, 2017*

* Incorporated herein by reference

Item 29.	PERSONS CONTROLLED OR UNDER COMMON CONTROL WITH REGISTRANT

Shares of MainStay VP Funds Trust (the “Registrant”) are currently offered only to separate accounts of New York Life Insurance and Annuity Corporation (“NYLIAC”), a wholly-owned subsidiary of New York Life Insurance Company (“New York Life”), for allocation to, among others, NYLIAC Variable Annuity Separate Account-I, NYLIAC Variable Annuity Separate Account-II, NYLIAC Variable Annuity Separate Account-III , NYLIAC Variable Annuity Separate Account-IV, NYLIAC MFA Separate Account I, NYLIAC MFA Separate Account II, VLI Separate Account, NYLIAC Variable Universal Life Separate Account-I, NYLIAC Variable Universal Life Separate Account-II, Corporate Sponsored Variable Universal Life Separate Account I, Private Placement Variable Universal Life Separate Account I and Private Placement Variable Universal Life Separate Account II (the “Variable Separate Accounts”). The Variable Separate Accounts are segregated asset accounts of NYLIAC. NYLIAC has provided the initial investment in the Variable Separate Accounts; and its affiliates, New York Life Investment Management LLC, MacKay Shields, LLC and Cornerstone Capital Management Holdings LLC, serve as investment advisers to the Portfolios.

The following chart lists entities in which New York Life Insurance Company (“NYLIC”), directly or indirectly, (1) owns more than 50% of the voting interests in, or otherwise exercises control over, the entity (each such entity, a “subsidiary”) or (2) owns between 10% and 50% of the voting securities in the entity (each such entity, an “affiliate”). Unless otherwise indicated, ownership is 100% of voting securities. Details on ownership of voting securities are noted in footnotes. Third party ownership of entities is not included. Subsidiaries of subsidiaries are indented.

This listing does not include NYLIC or subsidiary ownership in any mutual funds or separate accounts.

NYL Investors LLC (Delaware)

NYL Investors (U.K.) Limited (United Kingdom)

NYL Investors REIT Manager LLC (Delaware)

NYLIM Holdings NCVAD GP, LLC (Delaware)

McMorgan Northern California Value Add/Development Fund I, LP (Delaware) (50%)

MNCVAD-IND Greenwood CA LLC (Delaware)

MNCVAD-IND Norris Canyon CA LLC (Delaware)

MNCVAD-CP Norris Canyon LLC (Delaware) (94%)

MNCVAD-IND Petaluma CA LLC (Delaware)

MNCVAD-OFC 2665 NORTH FIRST CA LLC (Delaware)

MNCVAD-SEAGATE 2665 NORTH FIRST LLC (Delaware) (90%)

MNCVAD-OFC Bridgepointe CA LLC (Delaware)

MNCVAD-OFC RIDDER PARK CA LLC (Delaware)

MNCVAD-GRAYMARK RIDDER (Delaware) (97.50%)

MNCVAD-OFC ONE BAY CA LLC (Delaware)

MNCVAD-HARVEST ONE BAY LLC (Delaware) (95%)

MNCVAD-IND RICHMOND CA LLC (Delaware)

NYL Investors NCVAD II GP, LLC (Delaware)

McMorgan Northern California Value Add/Development Fund II, LP (Delaware) (50%)

MNCVAD II-MF HENLEY CA LLC (Delaware)

MNCVAD II-SP HENLEY JV LLC (Delaware) (90%)

MNCVAD II-SP HENLEY OWNER (Delaware)

MNCVAD II-OFC 770 L Street CA LLC (Delaware)

MNCVAD II-MF UNION CA LLC (Delaware)

MNCVAD II- HOLLIDAY UNION JV LLC (Delaware)

MNCVAD II-OFC HARBORS CA LLC (Delaware)

MNCVAD II-SEAGATE HARBORS LLC (Delaware) (LLC: 90%)

MSSDF Member LLC (Delaware)

Madison Square Structured Debt Fund LP (Delaware)

MSSDF GP LLC (Delaware)

MSSDF REIT LLC (Delaware)

MSSDF REIT Funding Sub I LLC (Delaware)

MSVEF GP LLC (Delaware)

MCPF GP LLC (Delaware)

Madison Core Property Fund LP (Delaware) (NYL Investors is Non Member Manager 0.00%)8

MCPF Holdings Manager LLC (Delaware)

MCPF MA Holdings LLC (Delaware)

MCPF Holdings LLC (Delaware)

MIREF 1500 Quail, LLC (Delaware)

MIREF Mill Creek, LLC (Delaware)

MIREF Gateway, LLC (Delaware)

MIREF Delta Court, LLC (Delaware)

MIREF Fremont Distribution Center, LLC (Delaware)

MIREF Century, LLC (Delaware)

MIREF Saddle River LLC (Delaware)

MIREF Newpoint Commons, LLC (Delaware)

MIREF Northsight, LLC (Delaware)

MIREF Riverside, LLC (Delaware)

MIREF Corporate Woods, LLC (Delaware)

MIREF Bedminster, LLC (Delaware)

MIREF Barton’s Creek, LLC (Delaware)

Barton’s Lodge Apartments, LLC (Delaware) (90%)

MIREF Marketpointe, LLC (Delaware)

MIREF 101 East Crossroads, LLC (Delaware)

101 East Crossroads, LLC (Delaware)

MIREF Chain Bridge, LLC (Delaware)

1991 Chain Bridge Road, LLC (Delaware)

MIREF Hawthorne, LLC (Delaware)

MIREF Auburn 277, LLC (Delaware)

MIREF Sumner North, LLC (Delaware)

MIREF Wellington, LLC (Delaware)

MIREF Warner Center, LLC (Delaware)

MADISON-IND Valley Business Park CA LLC (Delaware)

MADISON-MF Duluth GA LLC (Delaware)

MADISON-OFC Centerstone I CA LLC (Delaware)

MADISON-OFC Centerstone III CA LLC Delaware)

MADISON-MOB Centerstone IV CA LLC (Delaware)

MADISON-OFC Centerpoint Plaza CA LLC (Delaware)

MADISON-IND Logistics NC LLC (Delaware)

MCPF-LRC Logistics LLC (Delaware) (90%)

MADISON-MF Desert Mirage AZ LLC (Delaware)

MADISON-OFC One Main Place OR LLC (Delaware)

MADISON-IND Fenton MO LLC (Delaware)

MADISON-IND Hitzert Roadway MO LLC (Delaware)

MADISON-MF Hoyt OR LLC (Delaware)

MADISON-RTL Clifton Heights PA LLC (Delaware)

MADISON-IND Locust CA LLC (Delaware)

MADISON-OFC Weston Pointe FL LLC (Delaware)

MADISON-MF Henderson NV LLC (Delaware)

MCPF-SP Henderson LLC (Delaware) (90%)

MADISON-SP Henderson LLC (Delaware) (90%)

MADISON-IND VISTA LOGISTICS OR LLC (Delaware)

MADISON-SPECHT VISTA LOGISTICS LLC (Delaware) (95%)

MADISON-MF MCCADDEN CA LLC (Delaware)

MADISON-OFC 1201 WEST IL LLC (Delaware)

MADISON-MCCAFFERY 1201 WEST IL LLC (Delaware) (92.5%)

MADISON-MF CRESTONE AZ LLC (Delaware)

MSVEF Investor LLC (Delaware)

MSVEF Feeder LP (Delaware) (55.56%)

MSVEF REIT LLC (Delaware) (55.56%)

Madison Square Value Enhancement Fund LP (Delaware) (51%)

MSVEF-MF Evanston GP LLC (Delaware) (51%)

MSVEF-MF Evanston IL LP (Delaware) (51%)

NYL Real Assets LLC (Delaware)

NYL Emerging Manager LLC (Delaware)

NYL Wind Investments LLC (Delaware)

NYLIFE Insurance Company of Arizona (Arizona)

NYLIC HKP Member LLC (Delaware) (NYLIC: 67.974%; NYLIAC 32.026%)

New York Life Insurance and Annuity Corporation (Delaware)

New York Life Enterprises LLC (Delaware)

SEAF Sichuan SME Investment Fund LLC (Delaware) (39.98%)

New York Life International Holdings Limited (Mauritius) (84.38%)1

Max Ventures and Industries Limited (India) (21.4%, NYLIC: 1.4%)

NYL Cayman Holdings Ltd. (Cayman Islands)

NYL Worldwide Capital Investments LLC (Delaware)

Seguros Monterrey New York Life, S.A. de C.V. (Mexico) (99.998%)2

Administradora de Conductos SMNYL, S.A. de C.V. (Mexico) (99%)

Agencias de Distribucion SMNYL, S.A. de C.V. (“ADIS”) (Mexico) (99%)

Inmobiliaria SMNYL, SA de C.V. (Mexico) (99% ; ADIS: 1%)

Madison Capital Funding LLC (Delaware) (NYLIC: 55%; NYLIAC: 45%)

MCF Co-Investment GP LLC (Delaware)

MCF Co-Investment GP LP (Delaware)

Madison Capital Funding Co-Investment Fund LP (Delaware)

1 NYL Cayman Holdings Ltd. owns 15.62%.

2 NYL Worldwide Capital Investment LLC owns 0.002%.

Madison Avenue Loan Fund GP LLC (Delaware)

Madison Avenue Loan Fund LP (Delaware)

MCF Fund I LLC (Delaware)

MCF Hanwha Fund LLC (Delaware)7 (0 voting ownership)

Ironshore Investment BL I Ltd. (Bermuda)7 (0 voting ownership)

MCF CLO IV LLC (Delaware)7 (NYLIC: 6.7%)

MCF CLO V LLC (Delaware)7 (NYLIC: 5%)

MCF CLO VI LLC (Delaware)7 (0 voting ownership)

MCF CLO VII LLC (f/k/a LMF WF Portfolio III, LLC) (Delaware)7 (0 voting ownership)

MCF CLO VIII Ltd. (Delaware) 7 (0 voting ownership)

MCF CLO VIII LLC (Delaware)

MCF CLO IX Ltd. (Cayman Islands)7

MCF CLO IX LLC (Delaware)

MCF KB Fund LLC (Delaware)7 (0 voting ownership)

MCF KB Fund II LLC (Delaware) 7 (0 voting ownership)

Montpelier Carry Parent, LLC (Delaware)

Montpelier Carry, LLC (Delaware)

Montpelier GP, LLC (Delaware)

Montpelier Fund, L.P. (Delaware)

MCF Mezzanine Carry I LLC (Delaware)9

MCF Mezzanine Fund I LLC (Delaware) (NYLIC: 66.66%; NYLIAC: 33.33%) (MCF is the manager)

MCF PD Fund GP LLC (Delaware)7

MCF PD Fund LP (Delaware)7

MCF Senior Debt Fund 2019-I GP LLC (Delaware)7

MCF Senior Debt Fund 2019-I LP (Delaware)7

Warwick Seller Representative, LLC (Delaware)

Young America Holdings, LLC (“YAH”) (Delaware) (36.35%)9

YAC.ECOM Incorporated (Minnesota)

Young America, LLC (“YALLC”) (Minnesota)

Global Fulfillment Services, Inc. (Arizona)

SourceOne Worldwide, Inc. (Minnesota)

YA Canada Corporation (Nova Scotia, Canada)

Zenith Products Holdings, Inc. (Delaware) (16.36%)9

ZPC Holding Corp. (Delaware)

Zenith Products Corporation (Delaware)

NYLIM Jacob Ballas India Holdings IV (Mauritius)

New York Life Investment Management Holdings LLC (Delaware)

New York Life Investment Management Asia Limited (Cayman Islands)

Japan Branch

Hong Kong

MacKay Shields LLC (Delaware)

MacKay Shields Core Plus Opportunities Fund GP LLC (Delaware)

MacKay Shields Core Plus / Opportunities Fund LP (Delaware)

MacKay Municipal Managers Opportunities GP LLC (Delaware)

MacKay Municipal Opportunities Master Fund, L.P. (Delaware)

MacKay Municipal Opportunities Fund, L.P. (Delaware)

MacKay Municipal Managers Credit Opportunities GP LLC (Delaware)

MacKay Municipal Credit Opportunities Master Fund, L.P. (Delaware)

MacKay Municipal Credit Opportunities Fund, L.P. (Delaware)

MacKay Municipal Credit Opportunities HL Fund, L.P

MacKay Municipal Managers Credit Opportunities HL (Cayman) GP LLC (Cayman Is.)

MacKay Municipal Credit Opportunities HL (Cayman) Fund, LP (Cayman Is.)

MacKay Municipal Short Term Opportunities Fund GP LLC (Delaware)

MacKay Municipal Short Term Opportunities Fund LP (Delaware)

Plainview Funds plc (Ireland) (50%) (MacKay Shields Employee: 50%)

Plainview Funds plc – MacKay Shields Emerging Markets Credit Portfolio (Ireland)(NYLIC: 0.00%; NYLIAC: 0.00%)

Plainview Funds plc – MacKay Shields Unconstrained Bond Portfolio (Ireland) (NYLIC: 0.00%; MacKay: 0.61%)

Plainview Funds plc – MacKay Shields Floating Rate High Yield Portfolio (Ireland) (NYLIC: 90.67%; MacKay 9.32%)

Plainview Funds plc – MacKay Shields Core Plus Opportunities Portfolio (Ireland) (NYL: 0%)

MacKay Shields Statutory Trust – High Yield Bond Series (Connecticut)7

Plainview Funds plc – MacKay Shields High Yield Crossover Portfolio (Ireland) (NYL: 0%; MacKay: 3.32%)

MacKay Shields High Yield Active Core Fund GP LLC (Delaware)

MacKay Shields High Yield Active Core Fund LP (Delaware)

MacKay Shields Credit Strategy Fund Ltd (Cayman Islands)

MacKay Shields Credit Strategy Partners LP (Delaware)

MacKay Shields Defensive Bond Arbitrage Fund Ltd. (Bermuda) (12.68%)3

MacKay Shields Core Fixed Income Fund GP LLC (Delaware)

MacKay Shields Core Fixed Income Fund LP (Delaware)

MacKay Shields Select High Yield Bond Fund GP LLC (Delaware)

MacKay Shields Select High Yield Bond Fund LP (Delaware)

MacKay Shields High Yield Crossover Fund LP (Delaware)

MacKay Shields (International) Ltd. (UK) (“MSIL”)

MacKay Shields (Services) Ltd. (UK) (“MSSL”)

MacKay Shields UK LLP (UK) (MSIL: 99%; MSSL: 1%)

MacKay Shields Global Derivatives LLC (Delaware)

MacKay Municipal Managers Puerto Rico Opportunities GP LLC (Delaware)

MacKay Puerto Rico Opportunities Funds, L.P. (Delaware)

MacKay Puerto Rico Opportunities Feeder Fund, L.P. (Cayman Islands)

MacKay Municipal Managers California Opportunities GP LLC (Delaware)

MacKay Municipal Managers California Opportunities Fund, L.P. (Delaware)

MacKay Municipal New York Opportunities GP LLC (Delaware)

MacKay Municipal New York Opportunities Fund, L.P. (Delaware)

MacKay Municipal Opportunities HL Fund, L.P. (Delaware)

MacKay Municipal Capital Trading GP LLC (Delaware)

MacKay Municipal Capital Trading Master Fund, L.P. (Delaware)

MacKay Municipal Capital Trading Fund, L.P. (Delaware)

MacKay Municipal Managers Strategic Opportunities GP LLC (Delaware)

MacKay Municipal Managers Strategic Opportunities Fund, L.P. (Delaware)

MacKay Shields US Equity Market Neutral Fund GP LLC (Delaware)

MacKay Cornerstone US Equity Market Neutral Fund LP (Delaware)

MacKay Shields Intermediate Bond Fund GP LLC (Delaware)

MacKay Shields Intermediate Bond Fund LP (Delaware)

MacKay Shields General Partner (L/S) LLC (Delaware)

MacKay Shields Long/Short Fund LP (Delaware)

MacKay Shields Long/Short Fund (Master) (Delaware)

MacKay Municipal Managers Opportunities Allocation GP LLC (Delaware)

MacKay Municipal Opportunities Allocation Master Fund LP (Delaware)

MacKay Municipal Opportunities Allocation Fund A LP (Delaware)

MacKay Municipal Opportunities Allocation Fund B LP (Delaware)

MacKay Municipal Managers U.S. Infrastructure Opportunities GP LLC (Delaware)

MacKay Municipal U.S. Infrastructure Opportunities Fund LP (Delaware)

MacKay Municipal Managers High Yield Select GP LLC (Delaware)

MacKay Municipal High Yield Select Fund LP (Delaware)

CVP Holdings, LLC (Delaware) (60%)

CVP CLO Manager, LLC (Delaware)

CVP CLO Holdings GP LLC (Delaware)

CVP CLO Holdings, LP (Cayman Is.)

CVP CLO Advisors, LLC (Delaware)

Credit Value Partners, LLC (Delaware)

3 NYLIC owns 12.55%, NYLIAC owns 0.00%, and MacKay owns .13% for a total ownership of 12.68%.

CHIPC Evergreen General, LLC (Delaware)

CVP High Income Private Credit Master Fund, LP (Cayman Is.)

CVP Loan Servicing LLC (Delaware)

CHIPC PE General, LLC (Delaware)

CHIPC PE Intermediate Fund, LP (Cayman Is.)

CVP High Income Private Equity PE Fund (Cayman), LP (Cayman Is.)

CVP High Income Private Credit PE Fund, LP (Delaware)

CVF IV General, LLC (Delaware)

Credit Value Fund IV, LP (Delaware)

Credit Value Fund (Cayman) IV, LP (Cayman Is.)

Credit Value Intermediate Fund IV, LP (Cayman Is.)

Credit Value Master Fund IV-A, LP (Cayman Is.)

Credit Value Master Fund IV-B, LP (Cayman Is.)

CVF IV Vert LLC (Delaware)

CVF IV-A1 Vert LLC (Delaware)

CVP SPV LLC (Delaware)

CVP SPV LLC Series I (Delaware)

CVP SPV LLC Series II (Delaware)

CVP SPV LLC Series III (Delaware)

CVP Europe Investment Management Limited (Ireland)

MKS CVF V General LLC (Delaware)

MacKay Shields Credit Value Fund V, LP (Delaware)

MacKay Shields Credit Value Master Fund V, LP (Cayman Is.)

MacKay Shields Credit Value Intermediate Fund V, LP (Cayman Is.)

MacKay Shields Credit Value Fund (Cayman) V, LP (Cayman Is.)

Cornerstone Capital Management Holdings LLC (Delaware)

Cornerstone US Equity Market Neutral Fund, LLC (Delaware)

Cornerstone Capital Management Large-Cap Enhanced Index Fund GP, LLC (Delaware)

Cornerstone Capital Management Large-Cap Enhanced Index Fund, L.P. (Delaware)

GoldPoint Partners LLC (Delaware)

New York Life Capital Partners, L.L.C. (Delaware)

New York Life Capital Partners, L.P. (Delaware)

New York Life Capital Partners II, L.L.C. (Delaware)

New York Life Capital Partners II, L.P. (Delaware)

New York Life Capital Partners III GenPar GP, LLC (Delaware)

New York Life Capital Partners III GenPar, L.P. (Delaware)

New York Life Capital Partners III, L.P. (Delaware)

New York Life Capital Partners III-A, L.P. (Delaware)

New York Life Capital Partners IV GenPar GP, LLC (Delaware)

New York Life Capital Partners IV GenPar, L.P. (Delaware)

New York Life Capital Partners IV, L.P. (Delaware)

New York Life Capital Partners IV-A, L.P. (Delaware)

GoldPoint Mezzanine Partners IV GenPar GP, LLC (Delaware)

GoldPoint Mezzanine Partners IV GenPar, LP (Delaware)

GoldPoint Mezzanine Partners Co-Investment Fund A, LP (Delaware)

GoldPoint Mezzanine Partners IV, LP (Delaware) (“GPPIVLP”)

GPP Mezzanine Blocker Holdco A, LP (Delaware)(“GPPMBHA”)

GPP Mezzanine Blocker Holdco Preferred A, LP (Delaware)

GPP Mezzanine Blocker Holdco B, LP (Delaware) (“GPPMBHB”)

GPP Mezzanine Blocker Holdco C, LP (Delaware) (“GPPMBHC”)

GPP Mezzanine Blocker Holdco D, LP (Delaware) (“GPPMBHD”)

GPP Mezzanine Blocker Holdco E, LP (Delaware)

GPP Mezz IV ECI Aggregator LP name change from GPP Mezzanine Blocker E, LP (Delaware)

GPP Mezzanine Blocker Holdco F, LP (Delaware)

GPP Mezzanine Blocker Holdco H, LP (Delaware)

GoldPoint Mezzanine Partners Offshore IV, L.P. (Cayman Islands)

GoldPoint Partners Co-Investment V GenPar GP LLC (Delaware)

GoldPoint Partners Co-Investment V GenPar, LP (Delaware)

GoldPoint Partners Co-Investment Fund A, LP (Delaware)

GoldPoint Partners Co-Investment V, LP (Delaware)**

GoldPoint Partners Co-Investment V ECI Blocker Holdco B, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker B, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker Holdco C, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker C, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker Holdco D, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker D, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker Holdco E, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker E, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker Holdco F, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker F, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker Holdco G, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker G, LP (Delaware)

GoldPoint Private Debt Partners V GenPar GP, LLC (Delaware)

GoldPoint Partners FA I, LLC (Delaware)

GoldPoint Partners Select Manager III GenPar GP, LLC (Delaware)

GoldPoint Partners Select Manager III GenPar, L.P. (Cayman Islands)

GoldPoint Partners Select Manager Fund III, L.P. (Cayman Islands)

GoldPoint Partners Select Manager Fund III AIV, L.P. (Delaware)

GoldPoint Partners Select Manager IV GenPar GP, LLC (Delaware)

GoldPoint Partners Select Manager IV GenPar, L.P. (Delaware)

GoldPoint Partners Select Manager Fund IV, L.P. (Delaware)

GoldPoint Partners Canada III GenPar Inc. (Canada)

GoldPoint Partners Select Manager Canada Fund III, L.P. (Canada)

GoldPoint Partners Canada IV GenPar Inc. (Delaware)

GoldPoint Partners Select Manager Canada Fund IV, L.P. (Delaware)

GoldPoint Partners Co-Investment VI GenPar GP LLC (Delaware)

GoldPoint Partners Co-Investment VI GenPar, LP (Delaware)

GoldPoint Partners Co-Investment VI, LP (Delaware)

GPP VI - ECI Aggregator LP (Delaware)

GPP VI Blocker A LLC (Delaware)

GPP VI Blocker B LLC (Delaware)

GoldPoint Private Credit GenPar GP, LLC (Delaware)

GoldPoint Private Credit Fund, LP (Delaware) (GoldPoint: 100%)

NYLCAP 2010 Co-Invest GenPar GP, LLC (Delaware)

NYLCAP 2010 Co-Invest GenPar L.P. (Delaware)

NYLCAP 2010 Co-Invest L.P. (Delaware)

NYLCAP 2010 Co-Invest ECI Blocker Holdco B L.P. (Delaware)

NYLCAP 2010 Co-Invest ECI Blocker B L.P. (Delaware)

NYLCAP 2010 Co-Invest ECI Blocker Holdco E L.P. (Delaware)

NYLCAP 2010 Co-Invest ECI Blocker E L.P. (Delaware)

GoldPoint Partners Canada GenPar, Inc. (Canada)

NYLCAP Select Manager Canada Fund, LP (Canada)

NYLCAP Canada II GenPar Inc. (Canada)

NYLCAP Select Manager Canada Fund II, L.P. (Canada)

NYLIM Mezzanine Partners II GenPar GP, LLC (Delaware)

NYLIM Mezzanine Offshore Partners II, LP (Cayman Islands)

NYLIM Mezzanine Partners II GenPar, LP (Delaware)

New York Life Investment Management Mezzanine Partners II, LP (Delaware)

NYLIM Mezzanine Partners II Parallel Fund, LP (Delaware)

NYLIM Mezzanine II Parallel Luxco S.à.r.l. (Luxembourg)

Voice Holdco Ltd. (Nova Scotia, Canada) (27%)9

Voice Holdings Ltd. (Nova Scotia, Canada)

Voice Construction Ltd. (Alberta, Canada)

Voice Construction Opco ULC (Alberta, Canada)

Blue Sky Earthworks Ltd. (Canada)

NYLCAP Mezzanine Partners III GenPar GP, LLC (Delaware)

NYLCAP Mezzanine Partners III GenPar, LP (Delaware)

NYLCAP Mezzanine Partners III-K, LP (Delaware)**

NYLCAP Mezzanine Partners III, LP (Delaware)**

NYLCAP Mezzanine Partners III Parallel Fund, LP (Delaware)**

NYLCAP Mezzanine Partners III 2012 Co-Invest, LP (Delaware)**

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco B, LP (Delaware)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker B, LP (Delaware)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco C, LP (Delaware)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker C, LP (Delaware)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco D, LP (Delaware)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker D, LP (Delaware)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco F, LP (Delaware)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker F, LP (Delaware)

NYLCAP Mezzanine Offshore Partners III, L.P. (Cayman Islands)

NYLCAP Select Manager GenPar GP, LLC (Delaware)

NYLCAP Select Manager GenPar, LP (Delaware)

NYLCAP Select Manager Fund, LP (Delaware)

NYLCAP Select Manager Cayman Fund, LP (Cayman Islands)

NYLCAP Select Manager II GenPar GP, LLC (Delaware)

NYLCAP Select Manager II GenPar, L.P. (Cayman Islands)

NYLCAP Select Manager Fund II, L.P. (Cayman Islands)**

NYLCAP India Funding LLC (Delaware)

NYLIM-JB Asset Management Co., LLC (Mauritius) (24.66%)4

New York Life Investment Management India Fund II, LLC (Mauritius)

New York Life Investment Management India Fund (FVCI) II, LLC (Mauritius)

NYLCAP India Funding III LLC (Delaware)

NYLIM-Jacob Ballas Asset Management Co. III, LLC (Mauritius) (24.66%)5

NYLIM Jacob Ballas India Fund III (Mauritius) LLC

NYLIM Jacob Ballas Capital India (FVCI) III (Mauritius) LLC

NYLIM Jacob Ballas India (FII) III (Mauritius) LLC

Evolvence Asset Management, Ltd. (Cayman Islands) (Goldpoint: 24.5%)

EIF Managers Limited (Mauritius) (58.72%)

EIF Managers II Limited (Mauritius) (55%)

NYLCAP Holdings LLC (Mauritius)

Jacob Ballas Capital India PVT. Ltd. (Mauritius) (23.30%)

Industrial Assets Holdings Limited (Mauritius) (28.02%)

NYLIM Service Company LLC (Delaware)

NYL Workforce GP LLC (Delaware)

New York Life Investment Management LLC (Delaware)

NYLIM Fund II GP, LLC (Delaware)

NYLIM Real Estate Mezzanine Fund II, LP (Delaware)

NYLIM-TND, LLC (Delaware)

New York Life Investment Management Hong Kong Limited (China)

WFHG GP, LLC (Delaware) (50%)

Workforce Housing Fund I-2007 LP (Delaware) (50%)

IndexIQ Holdings Inc. (Delaware) (“IQ Holdings”)

IndexIQ Inc. (Delaware)

IndexIQ LLC (Delaware) (NYLIMH: 74.37%, IQHoldings: 25.63%)

IndexIQ Advisors LLC (Delaware)

IndexIQ Active ETF Trust (Delaware)7

IQ MacKay Shields Muncpl Insrd ETF (NYLIAC: 100%)

4 NYLCAP Manager LLC owns 24.66% of the voting management shares. NYLCAP India Funding LLC owns 36% of non-voting carry shares.

5 NYLCAP Manager LLC owns 24.66% of the voting management shares. NYLCAP India Funding III LLC owns 31.36% of non-voting carry shares.

IQ MacKay Shields Muncpl Intern ETF (NYLIAC: 97%)

IndexIQ ETF Trust (Delaware)

IQ 50 Percent Hedged FTSE Europe ETF (NYLIC: 0.06%)

IQ 50 Percent Hedged FTSE Intl ETF (NYLIM Holdings: 9.34%)

IQ 50 Percent Hedged FTSE Japan ETF (NYLIC: 0.83%)

IQ 500 International ETF (NYLIM Holdings: 0.42%, NYLIAC: 0.08%)

IQ Chaikin US Large Cap ETF (NYLIM Holdings: 10.82%)

IQ Chaikin US Small Cap ETF (NYLIM Holdings: 7.35%)

IQ Enhanced Core Bond US ETF (NYLIM Holdings: 1.80%)

IQ Enhanced Core Plus Bond US ETF (NYLIM Holdings: 1.93%)

IQ Global Agribusiness Small Cap ETF

IQ Global Resources ETF (NYLIM Holdings: 2.97%)

IQ Hedge Event-Driven Tracker ETF (NYLIAC: 0.05%)

IQ Hedge Long/Short Tracker ETF (NYLIAC: 0.05%)

IQ Hedge Macro Tracker ETF

IQ Hedge Market Neutral Tracker ETF

IQ Hedge Multi-Strategy Tracker ETF

IQ Leaders GTAA Tracker ETF (NYLIC: 0.76%)

IQ Merger Arbitrage ETF

IQ Real Return ETF

IQ S&P High Yield Low Volatility Bd ETF (NYLIC: 1.25%, NYLIM Holdings: 0.72%)

IQ Short Duration Enhanced Cor Bd US ETF (NYLIAC: 0.06%)

IQ US Real Estate Small Cap ETF

New York Life Investment Management Holdings International S.a.r.l. (Luxembourg)

New York Life Investment Management Holdings II International S.a.r.l. (Luxembourg)

Candriam Group S.ar.l. (“CG”)(Luxembourg)

CGH UK Acquisition Company Limited (UK)

Tristan Capital Partners Holdings Limited (England & Wales) (40%)

EPISO 4 Co-Investment LLP (England & Wales)(50%)

EPISO 4 Incentive Partners LLP (England & Wales)(4.7%)(18 Individual members and three corporate members)

CCP 5 Co-Investment LLP (England & Wales)(50%)

Tristan Capital Limited (England & Wales)

Tristan Capital Partners LLP (England & Wales)(~92%)(25 individual members)

CCP III Co-Investment (GP) Limited (Scotland)

CCP III Co-Investment LP (Scotland)

CCP IV Co-Investment LP (Scotland)

CCP III (GP) LLP (England & Wales)(50%)

CCP III Incentive Partners (GP) Limited (Scotland)

CCP III Incentive Partners LP (Scotland)

CCP IV Incentive Partners LP (Scotland)

Curzon Capital Partners III (GP) Limited (England & Wales)

CCP III (GP) LLP (England & Wales)(50%)

EPISO 3 Co-Investment (GP) Limited (Scotland)

EPISO 3 Co-Investment LP (Scotland)

EPISO 3 Incentive Partners (GP) Limited (Scotland)

EPISO 3 Incentive Partners LP (Scotland)

EPISO 3 IOM Limited (Isle of Man)

CCP IV (GP) LLP (England & Wales) (50%)

Curzon Capital Partners IV (GP) Limited (England & Wales)

CCP III (GP) LLP (England & Wales)(50%)

EPISO 3 Co-Investment (GP) Limited (Scotland)

EPISO 3 Co-Investment LP (Scotland)

EPISO 3 Incentive Partners (GP) Limited (Scotland)

EPISO 3 Incentive Partners LP (Scotland)

EPISO 3 IOM Limited (Isle of Man)

CCP IV (GP) LLP (England & Wales)

Curzon Capital Partners IV (GP) Limited (England & Wales)

CCP IV (GP) LLP (England & Wales)(50%)

EPISO 4 Co-Investment LLP (England & Wales) (50%)

EPISO 4 (GP) LLP (England & Wales) (~16%)(5 individual members)

CCP 5 GP LLP (England & Wales)(~33%)(2 individual members)

CCP 5 Co-Investment LLP (England & Wales)(50%)

CCP 5 Pool Partnership GP Limited (Jersey)

CCP 5 Pool Partnership SLP (Jersey)

Tristan Capital Partners Asset Management Limited (England & Wales)

TCP Poland Spolka z ograniczoną odpowiedzialnoscią (Poland)

TCP Co-Investment (GP) S.à.r.l. (Luxembourg)

TCP Co-Investment SCSP (Luxembourg)

TCP Incentive Partners SCSP (Luxembourg)

TCP Incentive Partners (GP) S.à.r.l. (Luxembourg)

German Property Performance Partners Investors Feeder Verwaltungs GmbH (Germany)

EPISO 4 (GP) S.à.r.l. (Luxembourg)

EPISO 4 (GP) II S.à.r.l. (Luxembourg)

Tristan (Holdings) Limited (England & Wales) (0%) (10 shares held by an individual)

EPISO 3 Feeder (GP) Limited (Scotland)

CCP V Feeder (GP) LLP (England & Wales) (2 individual members)

EPISO 4 Feeder (GP) LLP (England & Wales) (2 individual members)

CCP 5 Feeder LLP (England & Wales) (33%)(2 individual members)

Tristan Global Securities GP Limited (Cayman Islands)

Tristan Global Securities LP (Cayman Islands)

Candriam Luxco S.a.r.l. (Luxembourg) (“CANLUXS”)

Candriam Luxembourg (Luxembourg) (“CANLUX”) (CG: 90.971%; 1 share held by CANLUXS)

Candriam Luxembourg Italy Branch

Candriam Luxembourg UK Establishment

Candriam Luxembourg Germany Branch

Candriam Luxembourg US Branch

Candriam Luxembourg Spain Branch

Candriam Luxembourg Netherlands Branch

Candriam Luxembourg MENA Branch (Dubai, UAE)

Candriam Belgium (Belgium) (“CANBEL”) (99.99%; CG: 0.01%)

Candriam France (France) (“CANFR”)

Candriam Monétaire SICAV (France) (CANBEL: 0.99%; CANFR: 0.45%, CIG: 0.01%)

Candriam Switzerland LLC (Switzerland)

Belfius Fund (Luxembourg) (SICAV with Board controlled by Candriam)

Belfius Fund Belgian Small & Mid Caps (0.00%)

BIL Prime Advanced (Luxembourg)

BIL Prime Advanced Cash + 100 (Lux) (CANLUX: 36.44%; CANBEL: 32.51%) (“BILPAC”)

BIL Invest (Luxembourg) (0.00%)

BIL Invest Patrimonial High (CIG: 0.06%)

BIL Invest Patrimonial Low (CIG: 0.01%)

BIL Invest Patrimonial Medium (CIG: 0.02%)

BIL Invest Total Return Bonds (0.00%)

BlueOrchard Microfinance Fund (Luxembourg) (0.00%)

Cordius (Luxembourg) (CANLUX: 4.28%, CANBEL: 1.01%, CANFR: 1.01%)

Cordius CIG (“CIG”) (CANLUX: 68.04%; CANBEL: 15.98%; CANFR: 15.98%)

Candriam Absolute Return (Luxembourg) (CANLUX: 0.15%, NYLIAC: 33.62%)

Candriam Absolute Return Equity Market Neutral (Lux) (CANLUX: 4.23%, NYLIAC: 48.22%)

Candriam Absolute Return Long Short Digital Equity (CANLUX: 0.15, CIG: 0.01%, NYLIAC: 61.31%)

Candriam Absolute Return Systematic Long Short Equity (CANLUX: 0.18%, CIG: 12.50%)

Candriam Alternative (Luxembourg) (CANLUX: 5.18%, NYLIAC: 11.46%)

Candriam Alternative Equity Market Neutral (Lux) (CANLUX: 3.43%, NYLIAC: 7.78%, CIG: 4.52%)

Candriam Alternative Systemat (CANLUX: 0.18%, CIG: 49.52%)

Candriam Bonds (Luxembourg) (CANLUX: 0.05%, CANFR: 0.01%)

Candriam Bonds Capital Securities (0.00%)

Candriam Bonds Convertible Defensive (CANLUX: 0.02%)

Candriam Bonds Convertible Opportunities (CANLUX: 26.04%)

Candriam Bonds Credit Opportunities (CANLUX: 0.02%)

Candriam Bonds Emerging Debt Local Currencies (CANLUX: 0.07%, CIG: 0.01)

Candriam Bonds Emerging Markets (CANLUX: 0.01%)

Candriam Bonds Emerging Markets Total Return (CANLUX: 0.04%)

Candriam Bonds Euro (0.00%)

Candriam Bonds Euro Corporate (CANLUX: 0.03%)

Candriam Bonds Euro Diversified (0.00%)

Candriam Bonds Euro Government (CANLUX: 0.03%)

Candriam Bonds Euro High Yield (CANFR 0.09%, CANLUX: 0.01%)

Candriam Bonds Euro Short Term (CANLUX: 0.01%)

Candriam Bonds Euro Long Term (CIG: 0.02%)

Candriam Bonds Floating Rate Notes (0.00%)

Candriam Bonds Global Government (0.00%)

Candriam Bonds Global High Yield (CANLUX: 0.08%)

Candriam Bonds Global Sovereign Quality (CIG: 0.01%)

Candriam Bonds International (CANLUX: 0.07%, CIG: 0.01%)

Candriam Bonds Total Return (CANLUX: 0.02%)

Candriam Bonds Total Return Defensive (0.00%)

Candriam Business Equities (Belgium)

Candriam Business Equities EMU (0.00%)

Candriam Business Equities Global Income (0.00%)

Candriam Diversified Futures (CIG: 0.01%)

Candriam Equities L (Luxembourg) (CANLUX: 0.01%)

Candriam Equities L Asia (0.00%)

Candriam Equities L Australia (0.00%)

Candriam Equities L Biotechnology (0.00%)

Candriam Equities L Emerging Markets (CANLUX: 0.01%)

Candriam Equities L EMU (0.00%)

Candriam Equities L Europe Conviction (CANLUX: 0.01%)

Candriam Equities L Europe Innovation (0.00%)

Candriam Equities L Europe Small & Mid Caps (CANLUX: 0.04%)

Candriam Equities L Global Demography (CANLUX: 0.01%)

Candriam Equities L Robotics & Innovation Technology (CANLUX: 0.02%)

Candriam Fund (Luxembourg)

Candriam Fund Sustainable Euro Corporate Bonds Fossil Free (CIG: 0.01%)

Candriam Fund Sustainable European Equities Fossil Free (CIG: 0.01%)

Candriam GF (Luxembourg) (NYLIAC: 84.11%)

Candriam GF Global Equity Opportunities (NYLIAC: 97.72%)

Candriam GF Shorth Duration US High Yield Bonds (NYLIAC: 37.49%, CIG: 0.02)

Candriam GF U.S. Equity Opportunities (NYLIAC: 78.41%, CIG: 0.02%)

Candriam GF US High Yield Corporate Bonds (NYLIAC: 70.86%, CIG: 0.01%)

Candriam GF US Corporate Bonds (NYLIAC: 88.03%)

Candriam Global Alpha (Luxembourg) (CANLUK: 0.13%, CIG: 2.20%)

Candriam Index Arbitrage (Luxembourg) (CANLUX: 0.01%)

Candriam L (Luxembourg) (CANLUX: .0.06%, NYLIAC: 1.87%)

Candriam L Balanced Asset Allocation (CIG: 0.01%)

Candriam L Conservative Asset Allocation (CANLUX: 0.16%, CIG: .01%)

Candriam, L Defensive Asset Allocation (CIG: 0.03%)

Candriam L Dynamic Asset Allocation (CIG: 0.05%)

Candriam L Multi-Asset Income (CANLUX: 0.06%)

Candriam L Multi-Asset Income & Growth (CANLUX: 0.03%)

Candriam L Multi-Asset Premia (NYLIAC: 68.48%, CIG: 22.85%)

Candriam Money Market (Luxembourg) (CANLUX: 0.01%)

Candriam Money Market Euro (0.00%)

Candriam Money Market Euro AAA (CANLUX: 0.04%)

Candriam Money Market Usd (0.00%)

Candriam Multi-Strategies (Luxembourg) (CANBEL 9.54%, CANFR: 14.63%, CANLUX: 33.60%, CIG: 1.18%)

Candriam Quant (Luxembourg) (CANLUX: 0.01%, CIG: 0.04%)

Candriam Quant Equities Europe (CIG 0.00%)

Candriam Quant Equities USA (CIG 0.01%)

Candriam Quant Equities Multi-Factor EMU (0.00%)

Candriam Risk Arbitrage (Luxembourg) (CANLUX: 0.02%, CIG: 1.42%)

Candriam SRI (Luxembourg) (CANLUX: 0.02%, CANBEL: 0.25%)

Candriam SRI Bond Euro Aggregate Index (CIG: 0.01%)

Candriam SRI Bond Emerging Markets (CANLUX: 0.02%)

Candriam SRI Bond Euro (CANLUX: 0.10%)

Candriam SRI Bond Euro Corporate (CANLUX: 0.04%)

Candriam SRI Bond Euro Short Term (0.00%)

Candriam SRI Bond Global High Yield (CANLUX: 0.03%, NYLIAC 4.71%)

Candriam SRI Bond Global (0.00%)

Candriam SRI Defensive Asset Allocation (CANBEL: 5.63%)

Candriam SRI Equity Climate Action (CIG: 0.01%)

Candriam SRI Equity Emerging Markets (CANLUX: 0.01%)

Candriam SRI Equity EMU (CANLUX: 0.02%)

Candriam SRI Equity Europe (CANLUX: 0.02%)

Candriam SRI Equity North America (CANLUX: 0.02%)

Candriam SRI Equity Pacific (0.00%)

Candriam SRI Equity World (CANLUX: 0.01%)

Candriam SRI Money Market Euro (CIG: 0.01%)

Candriam Sustainable (Luxembourg) (CANLUX: 0.01%)

Candriam Sustainable Euro Corporate Bonds (CANLUX: 0.05%)

Candriam Sustainable Euro Bonds (CIG: 0.18%)

Candriam Sustainable Euro Short Term Bonds (CIG: 0.01%)

Candriam Sustainable Europe (CANLUX: 0.01%)

Candriam Sustainable North America (CANLUX: 0.03%)

Candriam Sustainable Pacific (0.00%)

Candriam Sustainable High (CIG: 0.01%)

Candriam Sustainable World Bonds (CIG: 0.43%)

Candriam Sustainable World (0.00%)

Candriam Sustainable Medium (0.00%)

Candriam Sustainable Low (0.00%)

Candriam Treasury Management (France)

Candriam World Alternative (Luxembourg) (CANLUX: 0.08%, NYLIAC: 12.20%)

Candriam World Alternative Alphamax (NYLIAC: 17.68%, CANLUX: 0.13%, CIG: 27.95%)

Candriam Patrimoine Obli-Inter (0.00%)

Cleome Index (Luxembourg) (CANFR: 0.01%)

Cleome Index EMU Equities (CANF: 0.05%)

Cleome Index Europe Equities (0.00%)

Cleome Index Euro Corporate Bonds (0.00%)

Cleome Index Euro Government Bonds (0.00%)

Cleome Index Euro Long Term Bonds (CIG: 0.03%)

Cleome Index Euro Short Term Bonds (CIG: 0.01%)

Cleome Index Global Equities (CIG: 0.01%)

Cleome Index Pacific Equities (CIG: 0.01%)

Cleome Index World Equities (CANFR: 0.03%)

Cleome USA Equities (0.00%)

CMM

CMM Multi-Strategy (0.00%)

Paricor (CIG: 0.06%)

Paricor Patrimonium (CIG: 0.07%)

Ausbil Investment Management Limited (Australia) (78.83%)

Ausbil Australia Pty. Ltd. (Australia)

Ausbil Asset Management Pty. Ltd. (Australia)

Ausbil Focus Investment Company Limited (Australia) (Dormant)

Ausbil Global Infrastructure Pty. Limited (Australia) (55%) (45% owned by 4 employees)

ISPT Holding (Australia) (.037%)

Ausbil Investment Management Limited Employee Share Trust (Australia) (Ausbil: 100%)

Ausbil 130/30 Focus Fund (Australia)6

Ausbil Dividend Income Fund (Australia) (NYLIAC: 99.66, Ausbil: 0%)

Ausbil Active Sustainable Equity Fund (Australia) (NYLIAC 65.91%) (Ausbil has sole authority over fund)

Ausbil Australian Active Equity Fund (Australia)

Ausbil Australian Concentrated Equity Fund (Australia)

Ausbil Australian Emerging Leaders Fund (Australia)

Ausbil Australian Geared Equity Fund (Australia)

Ausbil Australian Smallcap Fund (Australia)

Ausbil Balanced Fund (Australia)

Ausbil EGS Focus Fund (Australia)

6 Registered Managed Investment Scheme of which Ausbil Investment Management Limited is the sole Responsible Party

Ausbil Global Essential Infrastructure Fund (Australia)

Ausbil Global Resources Fund (Australia) (99.57%)

Ausbil Global SmallCap Fund (Australia) (74.04%)

Ausbil Microcap Fund (Australia) (NYLIAC: 21.03%)

Candriam Sustainable Global Equity Fund (Australia)

MacKay Shields Unconstrained Bond Fund (Australia) (NYLIAC: 97.92%)

NYLIFE Distributors LLC (Delaware)

Private Advisors L.L.C. (Delaware) (67.59%)

PACIF Carry Parent, LLC (Delaware)

PACIF Carry, LLC (Delaware)

PACIF GP, LLC Delaware)

Private Advisors Coinvestment Fund, LP (Delaware)

PACIF II GP, LLC Delaware)

Private Advisors Coinvestment Fund II LP (Delaware)

PACIF II Carry Parent, LLC (Delaware)

PACIF II Carry, LLC (Delaware)

PACIF III GP, LLC (Delaware)

Private Advisors Coinvestment Fund III, LP (Delaware)

PACIF III Carry Parent, LLC (Delaware)

PACIF III Carry, LLC (Delaware)

PACIF IV GP, LLC (Delaware)

Private Advisors Coinvestment Fund IV, LP (Delaware)

PACIF IV Carry Parent, LLC (Delaware)

PACIF IV Carry, LLC (Delaware)

PAMMF GP, LLC (Delaware)

PA Middle Market Fund, LP (Delaware)

PA Hedged Equity Fund, L.P. (Delaware)

Private Advisors Hedged Equity Fund (QP), L.P. (Delaware)

Private Advisors Hedged Equity Master Fund (Delaware)

PA Strategic Opportunities Fund GP, LLC (Delaware)

PA Strategic Opportunities Fund, LP (Delaware)

PASCBF III GP, LLC (Delaware)

Private Advisors Small Company Buyout Fund III, LP (Delaware)

PASCBF IV GP, LLC (Delaware)

Private Advisors Small Company Buyout Fund IV, LP (Delaware)

PASCBF IV Carry Parent, LLC (Delaware)

PASCBF IV Carry, LLC (Delaware)

PASCBF V GP, LLC (Delaware)

Private Advisors Small Company Buyout Fund V, LP (Delaware)

Private Advisors Small Company Buyout V–ERISA Fund, LP (Delaware)

PASCBF V Carry Parent, LLC (Delaware)

PASCBF V Carry, LLC (Delaware)

PASCPEF VI Carry Parent, LLC (Delaware)

PASCPEF VI Carry, LLC (Delaware)

PASCPEF VI GP, LLC (Delaware)

Private Advisors Small Company Private Equity Fund VI, LP (Delaware)

Private Advisors Small Company Private Equity Fund VI (Cayman), LP (Cayman Islands)

PASCPEF VII GP, LLC (Delaware)

Private Advisors Small Company Private Equity Fund VII, LP (Delaware)

Private Advisors Small Company Private Equity Fund VII (Cayman), LP (Cayman Is.)

PASCPEF VII Carry Parent, LLC (Delaware)

PASCPEF VII Carry, LLC (Delaware)

PASCPEF VIII GP, LLC (Delaware)

Private Advisors Small Company Private Equity Fund VIII, LP (Delaware)

Private Advisors Small Company Private Equity Fund VIII (Cayman), LP (Delaware)

PASCPEF IX GP, LLC (Delaware)

Private Advisors Small Company Private Equity Fund IX, LP (Delaware)

Cuyahoga Capital Partners I Management Group, LLC (Delaware)

Cuyahoga Capital Partners I, L.P. (Delaware)

Cuyahoga Capital Partners II Management Group LLC (Delaware)

Cuyahoga Capital Partners II LP (Delaware)

Cuyahoga Capital Partners III Management Group LLC (Delaware)

Cuyahoga Capital Partners III LP (Delaware)

Cuyahoga Capital Partners IV Management Group LLC (Delaware)

Cuyahoga Capital Partners IV LP (Delaware)

Cuyahoga Capital Emerging Buyout Partners Management Group LLC (Delaware)

Cuyahoga Capital Emerging Buyout Partners LP (Delaware)

PA Real Assets Carry Parent, LLC (Delaware)

PA Real Assets Carry, LLC (Delaware)

PA Emerging Manager Carry Parent, LLC (Delaware)

PA Emerging Manager Carry, LLC (Delaware)

RIC I GP, LLC (Delaware)

Richmond Coinvestment Partners I, LP (Delaware)

RIC I Carry Parent, LLC (Delaware)

RIC I Carry, LLC (Delaware)

PASF V GP, LLC (Delaware)

Private Advisors Secondary Fund V, LP (Delaware)

PASF V Carry Parent, LLC (Delaware)

PASF V Carry, LLC (Delaware)

PARAF GP, LLC (Delaware)

Private Advisors Real Assets Fund, LP (Delaware)

PARAF Carry Parent, LLC (Delaware)

PARAF Carry, LLC (Delaware)

PASCCIF GP, LLC (Delaware)

Private Advisors Small Company Coinvestment Fund, LP (Delaware)

Private Advisors Small Company Coinvestment Fund-ERISA, LP (Delaware)

PASCCIF Carry Parent, LLC (Delaware)

PASCCIF Carry, LLC (Delaware)

PARAF II GP, LLC (Delaware)

Private Advisors Real Assets Fund II, LP (Delaware)

Private Advisors Hedged Equity Fund, Ltd. (Cayman Islands) (0%)

Private Advisors Hedged Equity Fund (QP), Ltd. (Cayman Islands) (0%)

Private Advisors Hedged Equity Master Fund, Ltd. (Cayman Islands) (owned by two funds above)

UVF GP, LLC (Delaware)

Undiscovered Value Fund, LP (Delaware)

Undiscovered Value Fund, Ltd. (Cayman Islands)8

Undiscovered Value Master Fund SPC (Cayman Islands)

Washington Pike GP, LLC (Delaware)

Washington Pike, LP (Delaware)

NYLIM Flatiron CLO 2004-1 Ltd. (Cayman Islands)7

NYLIM Flatiron CLO 2004-1 Equity Holdings LLC, Series A (Delaware)

NYLIM Flatiron CLO 2006-1 Ltd. (Cayman Islands)

NYLIM Flatiron CLO 2006-1 Equity Holdings LLC, Series A (Delaware)

Flatiron CLO 2007-1 Ltd. (Cayman Islands)

NYLIM Flatiron CLO 2007-1 Equity Holdings LLC, Series A (Cayman Islands)

Flatiron CLO 2011-1 Ltd. (Cayman Islands) (NYL: 0%)

Flatiron CLO 2012-1 Ltd. (Cayman Islands) (NYL: 0%)

Flatiron CLO 2013-1-Ltd. (Cayman Islands) (NYL: 0%)

Flatiron CLO 2014-1-Ltd. (Cayman Islands) (NYL: 0%)

Flatiron CLO 2015-1 Ltd. (Cayman Islands) (NYL: 0%)

Flatiron CLO 17 Ltd. (Cayman Islands) (NYL: 0%)

Flatiron CLO 18 Ltd. (Cayman Islands) (NYL: 0%) (NYL Investors 100% Equity)

Flatiron CLO 18 Funding Ltd. (Cayman Islands) (NYL: 100%)

Stratford CDO 2001-1 Ltd. (Cayman Islands)

Silverado CLO 2006-II Limited (Cayman Islands)

Silverado 2006-II Equity Holdings LLC, Series A (Cayman Islands)

NYLIFE LLC (Delaware)

Eagle Strategies LLC (Delaware)

New York Life Capital Corporation (Delaware)

New York Life Trust Company (New York)

NYL Executive Benefits LLC (Delaware)

NYLIFE Securities LLC (Delaware)

NYLINK Insurance Agency Incorporated (Delaware)

7 Control of each CLO/CDO and other entities is pursuant to an investment management contract with NYLIM or affiliate, not through ownership of voting interests unless, otherwise, ownership noted.

NYLUK I Company (United Kingdom)

NYLUK II Company (United Kingdom)

Gresham Mortgage (United Kingdom)

W Construction Company (United Kingdom)

WUT (United Kingdom)

WIM (AIM) (United Kingdom)

Silver Spring, LLC (Delaware)

Silver Spring Associates, L.P. (Pennsylvania)

SCP 2005-C21-002 LLC (Delaware)

SCP 2005-C21-003 LLC (Delaware)

SCP 2005-C21-006 LLC (Delaware)

SCP 2005-C21-007 LLC (Delaware)

SCP 2005-C21-008 LLC (Delaware)

SCP 2005-C21-009 LLC (Delaware)

SCP 2005-C21-017 LLC (Delaware)

SCP 2005-C21-018 LLC (Delaware)

SCP 2005-C21-021 LLC (Delaware)

SCP 2005-C21-025 LLC (Delaware)

SCP 2005-C21-031 LLC (Delaware)

SCP 2005-C21-036 LLC (Delaware)

SCP 2005-C21-041 LLC (Delaware)

SCP 2005-C21-043 LLC (Delaware)

SCP 2005-C21-044 LLC (Delaware)

SCP 2005-C21-048 LLC (Delaware)

SCP 2005-C21-061 LLC (Delaware)

SCP 2005-C21-063 LLC (Delaware)

SCP 2005-C21-067 LLC (Delaware)

SCP 2005-C21-069 LLC (Delaware)

SCP 2005-C21-070 LLC (Delaware)

NYMH-Ennis GP, LLC (Delaware)

NYMH-Ennis, L.P. (Texas)

NYMH-Freeport GP, LLC (Delaware)

NYMH-Freeport, L.P. (Texas)

NYMH-Houston GP, LLC (Delaware)

NYMH-Houston, L.P. (Texas)

NYMH-Plano GP, LLC (Delaware)

NYMH-Plano, L.P. (Texas)

NYMH-San Antonio GP, LLC (Delaware)

NYMH-San Antonio, L.P. (Texas)

NYMH-Stephenville GP, LLC (Delaware)

NYMH-Stephenville, L.P. (Texas)

NYMH-Taylor GP, LLC (Delaware)

NYMH-Taylor, L.P. (Texas)

NYMH-Attleboro MA, LLC (Delaware)

NYMH-Farmingdale, NY LLC (Delaware)

NYLMDC-King of Prussia GP, LLC (Delaware)

NYLMDC-King of Prussia Realty, LP (Delaware)

NYLife Real Estate Holdings LLC (Delaware)

Huntsville NYL LLC (Delaware)

CC Acquisitions, LP (Delaware)

REEP-IND Cedar Farms TN LLC (Delaware)

Cedar Farms JV LLC (Delaware) (90%)

REEP-IND Continental NC LLC (Delaware)

LRC-Patriot, LLC (Delaware) (93%)

REEP-LRC Industrial LLC (Delaware)

REEP-IND Forest Park NJ LLC (Delaware)

FP Building 4 LLC (Delaware)

FP Building 1-2-3 LLC (Delaware)

FP Building 17, LLC (Delaware)

FP Building 20, LLC (Delaware)

FP Mantua Grove LLC (Delaware)

FP Lot 1.01 LLC (Delaware)

REEP-IND NJ LLC (Delaware)

NJIND JV LLC (Delaware) (93%)

NJIND Hook Road LLC (Delaware)

NJIND Bay Avenue LLC (Delaware)

NJIND Corbin Street LLC (Delaware)

REEP-MF Cumberland TN LLC (Delaware)

Cumberland Apartments, LLC (Tennessee)

REEP-MF Enclave TX LLC (Delaware)

Enclave CAF LLC (Delaware)

REEP-MF Marina Landing WA LLC (Delaware)

REEP-SP Marina Landing LLC (Delaware) (98%)

REEP-MF Mira Loma II TX LLC (Delaware)

Mira Loma II, LLC (Delaware) (50%)

REEP-MF Summitt Ridge CO LLC (Delaware)

Summitt Ridge Apartments, LLC (Delaware)

REEP-MF Woodridge IL LLC (Delaware)

REEP-OF Centerpointe VA LLC (Delaware)

Centerpointe (Fairfax) Holdings LLC (Delaware) (50%)

REEP-OFC 575 Lex NY LLC (Delaware)

REEP-OFC 575 Lex NY GP LLC (Delaware)

Maple REEP-OFC 575 Lex Holdings LP (Delaware) (50%)

Maple REEP-OFC 575 Lex Owner LLC (Delaware) (50%)

REEP-RTL SASI GA LLC (Delaware)

REEP-RTL Bradford PA LLC (Delaware)

REEP-OFC Royal Centre GA LLC (Delaware)

Royal Centre, LLC (Delaware) (90%)

REEP-RTL CTC NY LLC (Delaware)

REEP-OFC 5005 LBJ Freeway TX LLC (Delaware) (97%)

5005 LBJ Tower LLC (Delaware) (97%)

REEP-MF SPENCER NV LLC (Delaware)

REEP-HZ SPENCER JV LLC (Delaware) (92.7%)

REEP-HZ SPENCER LLC (Delaware)

REEP-OFC/RTL MARKET ROSS TX LLC (Delaware)

MARKET ROSS TX JV LLC (Delaware)

MARKET ROSS TX GARAGE OWNER LLC (Delaware)

MARKET ROSS TX OFFICE OWNER LLC (Delaware)

MARKET ROSS TX RETAIL OWNER LLC (Delaware)

REEP-OFC Mallory TN LLC (Delaware)

3665 Mallory JV LLC (Delaware) (90.9%)

REEP-OFC WATER RIDGE NC LLC (Delaware)

REEP-OFC Viridian AZ LLC (Delaware)

REEP-Hines Viridian JV LLC (Delaware) (73.0309%)

REEP-OFC 2300 Empire LLC (Delaware)

REEP-MF Wynnewood PA LLC (Delaware)

Wynnewood JV LLC (Delaware) (92.5%)

REEP-MU Fayetteville NC LLC (100%) (Delaware)

501 Fayetteville JV LLC (85%) (Delaware)

501 Fayetteville Owner LLC (100%) (Delaware)

REEP-MU SOUTH GRAHAM NC LLC (Delaware)

401 SOUTH GRAHAM JV LLC (Delaware) (90%)

401 SOUTH GRAHAM OWNER LLC (Delaware)

REEP-IND COMMERCE CITY CO LLC (Delaware)

REEP-BRENNAN COMMERCE CITY JV LLC (Delaware)

REEP-MF ART TOWER OR LLC (Delaware)

REEP-WP ART TOWER JV LLC (Delaware)

REEP-OFC Mass Ave MA LLC (Delaware)

2015 DIL PORTFOLIO HOLDINGS LLC (Delaware) (NYLIC: 100%)

NJ 663 E. CRESCENT AVE LLC (Delaware)

NJ 1881 ROUTE 46 LLC (Delaware)

PA 180 KOST RD LLC (Delaware)

2017 CT REO HOLDINGS LLC (Delaware) (NYLIC: 62.307692%; NYLIAC: 37.692308%)

CT 611 W. JOHNSON AVE LLC (Delaware)

CT 550 RESEARCH PKWY LLC (Delaware)

CT 160 CORPORATE COURT LLC (Delaware)

Cortlandt Town Center LLC (Delaware)

REEP-IND 10 WEST AZ LLC (Delaware)

REEP-IND 4700 Nall TX LLC (Delaware)

REEP-IND Aegean MA LLC (Delaware)

REEP-IND Alpha TX LLC (Delaware)

REEP-IND MCP VIII NC LLC (Delaware)

REEP-IND CHINO CA LLC (Delaware)

REEP-IND FREEDOM MA LLC (Delaware)

REEP-IND Fridley MN LLC (Minnesota)

REEP-IND Green Oaks IL LLC (Delaware)

REEP-IND Kent LLC (Delaware)

REEP-IND LYMAN MA LLC (Delaware)

REEP- IND MCP II NC LLC (Delaware)

REEP- IND MCP III NC LLC (Delaware)

REEP- IND MCP IV NC LLC (Delaware)

REEP- IND MCP V NC LLC (Delaware)

REEP- IND MCP VII NC LLC (Delaware)

REEP-INC MCP III OWNER NC LLC (Delaware)

REEP-IND RTG NC LLC (Delaware)

REEP-IND Simonton TX LLC (Delaware)

REEP-IND Valley View TX LLC (Delaware)

REEP-IND Valwood TX LLC (Delaware)

REEP-MF 960 East Paces Ferry GA LLC (Delaware)

REEP-MF 960 EPF Opco GA LLC (Delaware)

REEP-MF Issaquah WA LLC (Delaware)

REEP-MF Mount Vernon GA LLC (Delaware)

REEP-MF Mount Laurel NJ LLC (Delaware)

REEP-MF Verde NC LLC (Delaware)

REEP-MF Wallingford WA LLC (Delaware)

REEP-OFC Bellevue WA LLC (Delaware)

REEP-OFC WATER RIDGE NC HOLDCO LLC (Delaware)

REEP-OFC ONE WATER RIDGE NC LLC (Delaware)

REEP-OFC TWO WATER RIDGE NC LLC (Delaware)

REEP-OFC FOUR WATER RIDGE NC LLC (Delaware)

REEP-OFC FIVE WATER RIDGE NC LLC (Delaware)

REEP-OFC SIX WATER RIDGE NC LLC (Delaware)

REEP-OFC SEVEN WATER RIDGE NC LLC (Delaware)

REEP-OFC EIGHT WATER RIDGE NC LLC (Delaware)

REEP-OFC NINE WATER RIDGE NC LLC (Delaware)

REEP-OFC TEN WATER RIDGE NC LLC (Delaware)

REEP-OFC ELEVEN WATER RIDGE NC LLC (Delaware)

REEP-MF FOUNTAIN PLACE MN LLC (Delaware)

REEP-MF FOUNTAIN PLACE LLC (Delaware)

REEP-OFC 2300 Empire CA LLC (Delaware)

REEP-IND 10 WEST II AZ LLC (Delaware)

REEP-RTL Flemington NJ LLC (Delaware)

REEP-RTL Mill Creek NJ LLC (Delaware)

NJIND Raritan Center LLC (Delaware)

NJIND Talmadge Road LLC (Delaware)

NJIND Melrich Road LLC (Delaware)

FP Building 18, LLC (Delaware)

FP Building 19, LLC (Delaware)

PTC Acquisitions, LLC (Delaware)

Martingale Road LLC (Delaware)

New York Life Funding (Cayman Islands)8

8 Control is through a reliance relationship between NYLIC and this entity, not ownership of voting interests.

New York Life Global Funding (Delaware)8

NYL Equipment Issuance Trust (Delaware)9

NYL Equipment Issuance Trust 2014-2 (Delaware)9

Government Energy Savings Trust 2003-A (GEST) (New York)9

UFI-NOR Federal Receivables Trust, Series 2009B (New York)9

NYLARC Holding Company Inc. (Arizona)8

New York Life Agents Reinsurance Company (Arizona)8

JREP Fund Holdings I, L.P. (12.5%) (Cayman Is.)

Jaguar Real Estate Partners L.P. (30.3%) (Cayman Is.)

NYLIFE Office Holdings Member LLC (Delaware) (51%)

NYLIFE Office Holdings LLC (Delaware) (51%)

NYLIFE Office Holdings REIT LLC (Delaware)

REEP-OFC DRAKES LANDING CA LLC (Delaware)

REEP-OFC CORPORATE POINTE CA LLC (Delaware)

REEP-OFC VON KARMAN CA LLC (Delaware)

REEP-OFC ONE BOWDOIN SQUARE MA LLC (Delaware)

REEP-OFC 525 N Tryon NC LLC (Delaware)

525 Charlotte Office LLC (Delaware) (100%)

NYLIFE Office Holdings Acquisitions REIT LLC (Delaware)

REEP OFC Westory DC LLC (Delaware)

9 Control is through financial interest, not ownership of voting interests.

ITEM 30. INDEMNIFICATION

The MainStay Group of Funds, which includes MainStay Funds Trust, MainStay VP Funds Trust and The MainStay Funds, maintains a joint directors and officers/errors and omissions (“D&O/E&O”) liability insurance policy and joint independent directors liability (“IDL”) insurance policy. The D&O/E&O liability insurance policy covers all of the directors and officers of the MainStay Group of Funds and the IDL insurance policy covers the independent directors only. Subject to the terms, conditions and retentions of the policies, insured persons are covered for claims made against them while acting in their official capacities with the MainStay Group of Funds.

Article VII of the Registrant’s Declaration of Trust states as follows:

Section 3. Indemnification.

(a) For purposes of this Section 3 and Section 5 of this Article VII and any related provisions of the By-laws, “Agent” means any Person who is, was or becomes an employee or other agent of the Trust who is not a Covered Person; “Proceeding” means any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including appeals); and “liabilities” and “expenses” include, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and all other liabilities whatsoever.

(b) Subject to the exceptions and limitations contained in this Section, as well as any procedural requirements set forth in the By-Laws:

(i) every person who is, has been, or becomes a Trustee or officer of the Trust (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust to the fullest extent permitted by law against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee or officer, and against amounts paid or incurred by him in the settlement thereof;

(ii) every Person who is, has been, or becomes an Agent of the Trust may, upon due approval of the Trustees (including a majority of the Trustees who are not Interested Persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been an Agent, and against amounts paid or incurred by him in the settlement thereof;

(iii) every Person who is serving or has served at the request of the Trust as a director, officer, partner, trustee, employee, agent or fiduciary of another domestic or foreign corporation, partnership, joint venture, trust, other enterprise or employee benefit plan (“Other Position”) and who was or is a party or is threatened to be made a party to any Proceeding by reason of alleged acts or omissions while acting within the scope of his or her service in such Other Position, may, upon due approval of the Trustees (including a majority of the Trustees who are not Interested Persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having held such Other Position, and against amounts paid or incurred by him in the settlement thereof;

(c) Without limitation of the foregoing and subject to the exceptions and limitations set forth in this Section, as well as any procedural requirements set forth in the By-Laws, the Trust shall indemnify each Covered Person who was or is a party or is threatened to be made a party to any Proceedings, by reason of alleged acts or omissions within the scope of his or her service as a Covered Person, against judgments, fines, penalties, settlements and reasonable expenses (including attorneys’ fees) actually incurred by him in connection with such proceeding to the maximum extent consistent with state law and the 1940 Act.

(d) No indemnification shall be provided hereunder to any Person who shall have been adjudicated by a court or body before which the proceeding was brought (i) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (collectively, “Disabling Conduct”) or (ii) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust.

(e) With respect to any Proceeding disposed of (whether by settlement, pursuant to a consent decree or otherwise) without an adjudication by the court or other body before which the Proceeding was brought, no indemnification shall be provided to a Trustee, officer, Agent or other Person unless there has been a dismissal of the Proceeding by the court or other body before which it was brought for insufficiency of evidence of any Disabling Conduct with which such Trustee, officer, Agent or other Person has been charged or a determination that such Trustee, officer, Agent or other Person did not engage in Disabling Conduct:

(i) by the court or other body before which the Proceeding was brought;

(ii)	by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the Proceeding based upon a review of readily available facts (as opposed to a full trial-type inquiry); or

(iii)	by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

(f) The Trust’s financial obligations arising from the indemnification provided herein or in the By-Laws (i) may be insured by policies maintained by the Trust; (ii) shall be severable; (iii) shall not be exclusive of or affect any other rights to which any Person may now or hereafter be entitled; and (iv) shall continue as to a Person who has ceased to be subject to indemnification as provided in this Section as to acts or omissions that occurred while the Person was indemnified as provided herein and shall inure to the benefit of the heirs, executors and administrators of such Person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, may be entitled, and other persons may be entitled by contract or otherwise under law.

(g) Expenses of a Person entitled to indemnification hereunder in connection with the defense of any Proceeding of the character described in paragraphs (a) and (b) above may be advanced by the Trust or Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Person that such amount will be paid over by him to the Trust or Series if it is ultimately determined that he is not entitled to indemnification under this Section 3; provided, however, that either (i) such Person shall have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments, or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial-type inquiry or full investigation), that there is reason to believe that such Person will be found entitled to indemnification under Section 3.

Section 5. Insurance.

The Trustees shall be entitled and empowered to the fullest extent permitted by law to purchase with Trust assets insurance for liability and for all expenses reasonably incurred or paid or expected to be paid by a Person entitled to indemnification from the Trust in connection with any proceeding in which he or she may become involved by virtue of his or her capacity or former capacity entitling him or her to indemnification hereunder.

Item 31. BUSINESS OR OTHER CONNECTIONS OF INVESTMENT ADVISOR

New York Life Investment Management LLC (“New York Life Investments”) acts as the investment adviser for each series of the following open-end registered management investment companies: MainStay Funds Trust, MainStay VP Funds Trust and The MainStay Funds.

The list of officers and directors of New York Life Investments, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by New York Life Investments (SEC File No: 801-57396).

Mellon Investments Corporation File No. 801-19785	Janus Capital Management LLC File No. 801-13991

Candriam Belgium File No. 801-80508	MacKay Shields LLC File No. 801-5594

Cushing Asset Management, LP File No. 801-63255	NYL Investors LLC File No. 801-78759

Eagle Asset Management, Inc. File No. 801-21343	Pacific Investment Management Company, LLC File No. 801-48187

Epoch Investment Partners, Inc. File No. 801-63118	T. Rowe Price Associates, Inc. File No. 801-856

FIAM LLC File No. 801-63658	Winslow Capital Management LLC File No. 801-41316

IndexIQ Advisors LLC File No. 801-68220

Item 32. PRINCIPAL UNDERWRITERS

a. Inapplicable

b. Inapplicable

c. Inapplicable

Item 33. LOCATION OF ACCOUNTS AND RECORDS

Certain accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the Rules promulgated thereunder are maintained at the offices of New York Life Insurance Company, 51 Madison Avenue, New York, NY 10010, the Registrant, the Manager, the Subadvisors and NYLIFE Distributors LLC. The Registrant, the Manager and NYLIFE Distributors LLC’s address is 30 Hudson Street, Jersey City, New Jersey 07302. The Subadvisors addresses are: Mellon Investments Corporation, 201 Washington Street, Boston, MA 02108; Candriam Belgium, Avenue des Arts 58, 1000 Bruxelles, Belgium; Cushing Asset Management, LP, 8117 Preston Road, Suite 440, Dallas, TX 75225; Eagle Asset Management, Inc., 880 Carillon Parkway, St. Petersburg, FL 33716; Epoch Investment Partners, Inc., 399 Park Avenue, New York, NY 10022; FIAM LLC, 900 Salem Street, Smithfield, RI 02917; IndexIQ Advisors LLC, 51 Madison Avenue, New York, NY 10010; Janus Capital Management LLC, 151 Detroit Street, Denver, CO 80206-4805; MacKay Shields LLC, 1345 Avenue of the Americas, New York, NY 10105; NYL Investors LLC, 51 Madison Avenue, New York, NY 10010; Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, CA 92660; T. Rowe Price Associates, Inc., 100 East Pratt Street, Baltimore, MD 21202; and Winslow Capital Management LLC, 4400 IDS Center, 80 South Eighth Street, Minneapolis, MN 55402.

Records relating to the Registrant’s custodian are maintained by State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111-2900.

Records relating to the Transfer Agent of the MainStay VP Convertible Portfolio – Service 2 Class shares are maintained by DST Asset Manager Solutions, Inc., 2000 Crown Colony Drive, Quincy, MA 02169.

Item 34. MANAGEMENT SERVICES

Inapplicable.

Item 35. UNDERTAKINGS

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) and that it has duly caused this Post-Effective Amendment No. 110 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jersey City in the State of New Jersey, on the 3rd day of September, 2019.

MAINSTAY VP FUNDS TRUST

By:	/s/ Kirk C. Lehneis
Kirk C. Lehneis
President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 110 to the Registration Statement has been signed below by the following persons in the capacities indicated on September 3, 2019.

SIGNATURE	TITLE

/s/ Kirk C. Lehneis	President and Principal Executive Officer
Kirk C. Lehneis

/s/ Susan B. Kerley*	Trustee and Chairman of the Board
Susan B. Kerley

/s/ David H. Chow*	Trustee
David H. Chow

/s/ Yie-Hsin Hung*	Trustee
Yie-Hsin Hung

/s/ Alan R. Latshaw*	Trustee
Alan R. Latshaw

/s/ Richard H. Nolan, Jr.*	Trustee
Richard H. Nolan, Jr.

/s/ Jacques P. Perold*	Trustee
Jacques P. Perold

/s/ Richard S. Trutanic*	Trustee
Richard S. Trutanic

/s/ Jack R. Benintende	Treasurer and Principal Financial
Jack R. Benintende	and Accounting Officer

By: /s/ J. Kevin Gao	Secretary
J. Kevin Gao
As Attorney-in-Fact

*	Pursuant to Powers of Attorney previously filed.

EXHIBIT INDEX

(d)(1)(j)	Amendment dated May 1, 2019 to the Management Agreement

(d)(2)(d)	Amendment dated May 1, 2019 to the Epoch Investment Partners Inc. Subadvisory Agreement

(d)(3)(g)	Amendment dated May 1, 2019 to the MacKay Shields LLC Subadvisory Agreement

(d)(3)(h)	Amendment dated June 21, 2019 to the MacKay Shields LLC Subadvisory Agreement

(d)(3)(i)	Amendment dated June 28, 2019 to the MacKay Shields LLC Subadvisory Agreement

(g)(1)(r)	Amendment dated April 1, 2019 to the Master Custodian Agreement

(g)(1)(s)	Amendment dated May 1, 2019 to the Master Custodian Agreement

(g)(1)(t)	Amendment dated June 5, 2019 to the Master Custodian Agreement

(g)(1)(u)	Letter Amendment dated June 5, 2019 to the Master Custodian Agreement

(g)(2)(q)	Amendment dated April 1, 2019 to the Master Delegation Agreement

(g)(2)(r)	Amendment dated May 1, 2019 to the Master Delegation Agreement

(g)(2)(s)	Amendment dated June 5, 2019 to the Master Delegation Agreement

(g)(2)(t)	Letter Amendment dated June 5, 2019 to the Master Delegation Agreement

(h)(4)	Amended and Restated Expense Limitation Agreement dated May 1, 2019

(h)(7)(m)	Amendment dated June 14, 2019 to the Transfer Agency and Service Agreement